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Richard Horowitz Partner richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 3599 Fax

February 11, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 Pearl Street, Suite 20-100
New York, NY 10004-2616
Attention: Meghan Ryan

Re: T. Rowe Price OHA Select Private Credit Fund (File No. 814-01561)

Dear Ms. Ryan:

On behalf of T. Rowe Price OHA Select Private Credit Fund (the “Fund”), we hereby respond to the comments provided by the staff of the Division of Investment Management, Disclosure Review and Accounting Office (the “Staff”) of the Securities and Exchange Commission (“SEC”) in a telephone call on January 12, 2026 between Meghan Ryan, Assistant Chief Accountant, of the Staff and Richard Horowitz of Dechert LLP, counsel to the Fund, regarding (i) the Fund’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (File No. 814-01561), filed with the SEC on March 13, 2025 (the “Form 10-K”). For your convenience, each of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Fund’s response.

1.
Comment: The title of the individuals signing the certifications contained in the Form 10-K does not specifically include the title of principal executive officer or principal financial officer. Please confirm in correspondence that the individuals who signed the certifications provided with the filing are the principal executive officer and/or the principal financial officer and going forward please confirm that such titles will be included in the signed certifications.

February 11, 2026 Page 2
Response: The Fund respectfully acknowledges the Staff’s comment and supplementally confirms that the individuals who signed the certificates provided with the Form 10-K filing are the principal executive officer and the principal financial officer, respectively. The Fund confirms it will include the applicable titles in its future certifications.

2.
Comment: Based on the Schedule of Investments, Vertical Bridge LLC is past maturity as of December 31, 2024. Please explain in correspondence the status of this investment and whether this investment should be identified as a non-income producing security with an appropriate symbol.

Response: The maturity date of the Fund’s investment in Vertical Bridge LLC is December 31, 2054 and has since been updated in the Schedule of Investments of the Fund’s latest Form 10-Q, which was filed with the SEC on November 5, 2025. The Fund supplementally confirms that its investment in Vertical Bridge LLC is an income producing investment.

3.	Comment: Please confirm in correspondence that there are no restricted securities or all disclosures required for restricted securities will be included in future reports.

Response: The Fund respectfully acknowledges the Staff’s comment and supplementally confirms that it will include all disclosures required for restricted securities in future reports.

* * * * * * *

February 11, 2026 Page 3
If you have any questions regarding this letter or if you require additional information, please do not hesitate to contact the undersigned by telephone at (212) 698-3525 (or by email at richard.horowitz@dechert.com).

Sincerely,

/s/ Richard Horowitz
Richard Horowitz

cc:	Eric Muller, T. Rowe Price OHA Select Private Credit Fund
Thomas Hansen, T. Rowe Price OHA Select Private Credit Fund
Grove Stafford, T. Rowe Price OHA Select Private Credit Fund
Nadeea Zakaria, Dechert LLP